

10027563

S
: COMMISSION
0549

| SEC FILE NUMBER | |
|---|---|
| 8 - | 52836 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2009___ AND ENDING ___12/31/2009___
                                                      MM/DD/YY                                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     Sage Partners Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd, Suite 2200
                                      (No. and Street)

Los Angeles                                     90025
          (City)                                 (State)                           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Vidergauz, Managing Director and Chief Executive Officer         310-478-7899
                                                                            (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
                            (Name -- if individual, state last, first, middle name )

| 9171 Wilshire Blvd. 5th Floor | Beverly Hills | CA | 90210 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
        ☑ Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions

FEB 2 6 2010

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)       *Potential persons who are to respond to the collection of information
                      contained in this form are not required to respond unless the form displays
                      a currently valid OMB control number.*

# OATH OR AFFIRMATION

I, ___Mark Vidergauz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Sage Partners Securities, LLC_____, as of ___December 31_____,20_09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
/Signature

_____
Notary Public

_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SAGE PARTNERS SECURITIES, LLC
## (A Wholly Owned Subsidiary of The Sage Group, LLC)
### CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

# Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Member of Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

We have audited the accompanying statement of financial condition of Sage Partners Securities, LLC (a wholly owned subsidiary of The Sage Group, LLC) (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sage Partners Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

*Rothstein, Kass & Company, P.C.*

Beverly Hills, California
February 22, 2010

An independent firm associated with AGN International Ltd    AGN
INTERNATIONAL

# SAGE PARTNERS SECURITIES, LLC
## (A Wholly Owned Subsidiary of The Sage Group, LLC)
### STATEMENT OF FINANCIAL CONDITION

December 31, 2009

## ASSETS

| | |
|---|---:|
| Cash | $ 168,298 |
| Certificate of deposit | 1,012,571 |
| Investment banking fee receivable | 700,000 |
| Prepaid expenses | 14,747 |
| | $ 1,895,616 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---:|
| **Liabilities** | |
| Accounts payable | $ 16,714 |
| Payable to Parent | 318,554 |
| Total liabilities | 335,268 |
| **Member's equity** | 1,560,348 |
| | $ 1,895,616 |

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

Sage Partners Securities, LLC (the "Company"), a California Limited Liability Company, located in Los Angeles, California, was formed in June 2000 as a wholly owned subsidiary of The Sage Group, LLC (the "Parent" and, collectively with the Company, "Sage"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Sage is a merchant banking firm that provides a variety of corporate finance and financial advisory services to middle market and emerging growth clients throughout the United States. Such services include advisory on mergers, acquisitions, divestitures, management buyouts, and restructurings, as well as providing valuation services, fairness opinions and other related services in connection with client transactions. Sage may also participate in private equity placements, private debt and mezzanine placements, and the facilitation of public market activities through its strong relationships with leading Wall Street underwriting firms and other financial institutions.

The Company does not accept customer funds in the name of Sage Partners Securities, LLC. In addition, the Company does not currently engage in the purchase or sale of listed, over the counter equities, options or futures, does not plan to be a securities market maker, and will generally not hold any security positions.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2010. Subsequent events have been evaluated through this date.

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

## 1. Nature of business and summary of significant accounting policies (continued)

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)*

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

*Valuation Techniques*

The Company values its investment in the certificate of deposit at cost, plus accrued interest earned.

*Revenue Recognition*

The Company principally generates revenue from investment banking and advisory services. Investment banking fees are recognized as revenue upon closing of a client transaction. Advisory service revenues are non-refundable retainer fees collected in advance and are deferred and amortized over the estimated period the services are provided.

*Income Taxes*

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the member's tax return. The Company is subject to an annual minimum state franchise tax and a limited liability company fee.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company remains subject to income tax examinations by major taxing authority for the years 2007, 2008 and 2009. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

## 1. Nature of business and summary of significant accounting policies (continued)

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2009 (in thousands):

|  | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2009 |
|---|---|---|---|---|
| **Assets** (at fair value) |  |  |  |  |
| Certificate of deposit | $ 1,013 | $ - | $ - | $ 1,013 |

## 3. Concentrations

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

## 4. Transactions with Parent

Pursuant to a management fee agreement, the Parent provides all managerial, administrative, and compliance services to the Company. In exchange for these services, the Parent charged the Company $3,600,000 for the year ended December 31, 2009 according to the management fee agreement effective January 1, 2009.

## 5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $842,000, which was approximately $819,000 in excess of its minimum requirement of approximately $22,000.

# SAGE PARTNERS SECURITIES, LLC
## (A Wholly Owned Subsidiary of The Sage Group, LLC)
## NOTES TO FINANCIAL STATEMENT

### 6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

**SAGE PARTNERS SECURITIES, LLC**
**(A Wholly Owned Subsidiary of The Sage Group, LLC)**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009